Exhibit 11

XATA CORPORATION
EARNINGS PER SHARE
THREE AND NINE MONTHS ENDED JUNE 30, 2004

	Three Months	Nine Months
	Ended	Ended
BASIC AND DILUTED COMPUTATION	June 30, 2004	June 30, 2004
Net loss	$(127,831)	$(751,982)
Less: preferred stock dividend	(40,968)	(92,861)

Net loss as adjusted	$(168,799)	$(844,843)

Weighted average common and common share equivalents	7,051,079	7,001,462

Basic and diluted loss per share	$(0.02)	$(0.12)

BASIC AND DILUTED COMPUTATION OF LOSS TO COMMON SHAREHOLDERS	June 30, 2004	June 30, 2004
Net loss	$(127,831)	$(751,982)
Less: preferred stock dividend	(40,968)	(92,861)
Less: preferred stock deemed dividend	(100,931)	(729,913)

Net loss to common shareholders	$(269,730)	$(1,574,756)

Weighted average common and common share equivalents	7,051,079	7,001,462

Basic and diluted loss per share	$(0.04)	$(0.22)

Note: See Note 6 in Notes to Financial Statements in this quarterly report on Form 10-QSB for the three month perioded ended June 30, 2004.